EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Nine Months Ended September 30,
	2005	2004
Earnings:
Income from Continuing Operations	$151,309	$146,059
Add:
Income tax expense/(benefit)	(25,652)	(32,439)
Amortization of capitalized interest	1,791	1,842

	127,448	115,462

Adjustments to earnings for fixed charges:
Interest and other financial charges	34,912	34,611
Interest factor attributable to rentals	357	216

	35,269	34,827

Earnings as adjusted	$162,717	$150,289

Fixed Charges:
Fixed charges above	$35,269	$34,827
Capitalized interest

Total fixed charges	$35,269	$34,827

Ratio of earnings as adjusted to total fixed charges	4.61	4.32